Exhibit 1

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 31, 2015

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd., that our 2015 Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, December 31, 2015, at 4:00 p.m. (Israel time) (the "Meeting"), and thereafter as may be adjourned from time to time, for the following purposes:

1.	To approve the re-election of Mr. Roy Gen and the election of Ms. Osnat Ronen as directors;

2.	To approve the compensation to be paid to our non-executive directors;

3.	To approve the reappointment of Kost Forer Gabbay&Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

4.	To review the Company's financial statements for the year ended December 31, 2014, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting.  Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law 5759-1999 (the "Companies Law"). Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than November 23, 2015.

Throughout this Notice of 2015 Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 23, 2015 (the "Record Date"), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing "proxies" to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on December 30, 2015 in order to be counted in the vote to be held in the Meeting.  You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on December 28, 2015, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting if you are the record holder of the shares. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishurbaalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.  Alternatively, you may vote electronically via the electronic voting systemof the Israel Securities Authority, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contactMs. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at +972-73-398-1572.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502, no later than 10 days prior to the Meeting date. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors Date: November 16, 2015

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PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 31, 2015

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd. in connection with the solicitation by our Board of Directors (the "Board of Directors") for use at our 2015 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, December 31, 2015, at 4:00 p.m. (Israel time), or at any adjournment thereof. The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is November 23, 2015 (the "Record Date").

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Mr. Roy Gen and the election of Ms. Osnat Ronen as directors;

2.	To approve the compensation to be paid to our non-executive directors;

3.	To approve the reappointment of Kost Forer Gabbay&Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

4.	To review the Company's financial statements for the year ended December 31, 2014, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing "proxies" to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of 2015 Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of 2015 AnnualGeneral Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF 2015 ANNUALGENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on December 28, 2015, or (ii) requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting or voting in person at the Meeting if such shareholder is the record holder of the shares.

As of November 1, 2015, we had 71,652,266 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33-1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

We will bear the cost of soliciting proxies from our shareholders.  Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

If you attend the Meeting and are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held by a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishurbaalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shareas of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the "SEC"), which are also available to the public at the website of the ISA,at:www.magna.is.gov.il. We encourage you to read the entire Proxy Statement carefully.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the ISA.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of November 1, 2015, concerning the only persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares.Other than with respect to our directors or officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable upon the exercise of warrants or stock options that are presently exercisable or exercisable within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Ronen Shilo(2)	9,843,163	13.74%
Dror Erez(3)	9,172,309	12.80%
Benchmark Israel II, L.P. (4)	9,638,257	13.45%
Zack and OrliRinat(5)	6,484,347	9.05%
Project Condor LLC (6)	4,203,067	5.87%

(1)	Based upon 71,652,266 Ordinary Shares outstanding as of November 1, 2015.

(2)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on January 13, 2014, by Mr. Shilo.

(3)	Based upon information provided to us by Mr. Erez. Includes options to purchase 6,666 Ordinary Shares that are vested or will vest within 60 days of November 1, 2015.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 17, 2015, by Benchmark Israel II, L.P. ("BI II") and affiliates. BCPI Partners II, L.P. ("BCPI-P"), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,353,409 shares directly held by BI II. BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 284,848 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote these shares, BCPI-C may be deemed to have sole power to vote these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote these shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and OrliRinat.  The Ordinary Shares are held by Zack Rinat and OrliRinat as community property.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 10, 2014, by Project Condor LLC. Project Condor LLC is a member-managed limited liability company. J.P. Morgan Digital Growth Fund L.P. ("DGF") and 522 Fifth Avenue Fund, L.P. ("522 Fund") are the only members of Project Condor LLC. J.P. Morgan Investment Management Inc., a registered investment adviser under the Investment Advisers Act of 1940, is the investment advisor to DGF and 522 Fund. Voting and dispositive power with respect to the shares indirectly held by DGF and 522 Fund through Project Condor LLC reside with J.P. Morgan Investment Management Inc. (which acts in respect of the shares through a committee of over 30 individuals in its Private Equity Group, each with an equal vote) and not with any natural persons.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2014, please see "Item 6. Directors, Senior Management and Employees – B. Compensation" in our Annual Report on Form 20-F,which was filed on April 16, 2015 with the SEC.

PROPOSAL ONE

RE-ELECTION OF MR. ROY GEN AND ELECTION OF MS. OSNAT RONENAS
DIRECTORS OF THE COMPANY

Pursuant to our articles of association, our Board of Directors generally consists of seven directors. Two of our directors qualify as "external directors" under the Israeli Companies Law 5759-1999 (the "Companies Law") and have been determined by our Board of Directors to qualify as "independent" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and voting at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At this Meeting the term of the third class (Ms. Tamar Gottlieb, our Chairperson, and Mr. Roy Gen) shall expire.

At the Meeting, you will be asked to re-elect Mr. Roy Genand to elect Ms. OsnatRonento our Board of Directors to serve until our annual meeting of shareholders to be held in the year 2018 and the due election of his or her successoror his or her earlier resignation or removal, as applicable. Ms. Ronen qualifies as an “independent director” under the NASDAQ Listing Rules. Ms. Gottlieb has served as a director of our company since 2001 and has decided not to stand for re-election. The other directors of the Company will continue to serve as directors in accordance with the terms of our articles of association and applicable law.

The nomination of each of Mr. Gen and Ms. Ronenhas been approved by our nominating and governance committee.  Please see Proposal Two below for the compensation we propose to pay to each of Mr. Gen and Ms. Ronen.The Company is not aware of any reason why Mr. Gen or Ms. Ronen, if elected, should be unable to serve as a director.

A brief biography of Mr. Gen is set forth below:

Roy Gen (44) has served as our director since January 2014.  Since 2008, heserves as the Chief Financial Officer of Conduit Ltd. Prior to joining Conduit Ltd., Mr. Gen served in various executive roles in private technology companies. He is an Israeli Certified Public Accountant and holds a B.A. in economics and accounting from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

A brief biography of Ms. Ronen is set forth below:

Osnat Ronen (53) founded FireWind PE in 2015 and has since served as its general partner.  Ms. Ronen has served as an advisor to Liquidnet since 2013.  She previously served as a general partner of Viola Private Equity from January 2008 to March 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM (TASE: LUMI), including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Ms. Ronen currently serves as a director of Mizrahi Tefahot Bank Ltd. (TASE: MZTF), Fox-Wizel Ltd. (TASE: FOX) and Partner Communications Company Ltd. (NASDAQ and TASE: PTNR). She also volunteers as a director of the College for Management (Michlala Le-Minhal) and YissumResearch Development Company of the Hebrew University of Jerusalem.  Ms. Ronen has also served as a director of several portfolio companies of Viola, including: AmiadWater Systems Ltd. (AIM: AFS),Orad Hi-Tec Systems Ltd., Aeronautics Ltd., Degania Medical Ltd. and MatomyMedia Group Ltd. (LSE: MTMY). Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the foregoing resolutions.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Roy Gen is hereby re-elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2018 and the due election of his successor.

RESOLVED, that Ms. OsnatRonen is hereby elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2018 and the due election of her successor."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

PROPOSAL TWO

COMPENSATION OF OUR NON-EXECUTIVE DIRECTORS

At the Meeting, you will be asked to approve an increase in the compensation for each of our non-executive directors who serve on our Board of Directors from time to time, all in accordance with the terms set forth below. The compensation of external directors is strictly governed by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”). We propose to pay our external directors the same compensation, in the form of cash and stock options, which is paid to our non-external directors. In the event that any changes are made from time to time in the future to the compensation terms of our external directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our non-external, non-executive directors. Conversely, in the event that any changes are made from time to time in the future to the compensation terms of our non-external, non-executive directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our external directors.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’scompensation committee, board of directors and shareholders, in that order. The compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors have reviewed, discussed and approvedthe proposed changes as detailed hereunder, in light of our Compensation Policyfor Directors and Officers (the “Compensation Policy”), and determined that these changes are in line with the terms and conditions of the Compensation Policy, subject to shareholder approval. Our continuing directors are David Jutkowitz and AvichayNissenbaum, both of whom are external directors, Dror Erez, Alan Gelman and Michael Vorhaus. For more information regarding these directors, see Item No. 6A of our Annual Report on Form 20-F, which was filed on April 16, 2015 with the SEC. All of them, as well as the two nominees for election at the Meeting, are non-executive directors.

Cash Compensation and Reimbursement

The cash component of the compensation of our non-executive directors (including external directors) currently consists of an annual fee of $40,000, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Compensation Regulations, and no additional fees for participation in meetings. In addition, each non-executive director is entitled to reimbursement for travel expenses in accordance with our travel reimbursement policy for directors. Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, an increase in the annual fee payable to each non-executive director (including external directors) who serve from time to time, toan annual fee of $50,000, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Compensation Regulations, and no additional fees for participation in meetings.

Equity Compensation

In accordance with our shareholders' approval in December 2007, as amended by our shareholders in July 2009, each of our non-executive directors who serve from time to time also receive for each year of service, options to purchase 10,000 Ordinary Shares (the "Annual Grant"), pursuant to the following terms: (a) the Annual Grant is made immediately following our annual meeting of shareholders in each year; (b) each option is exercisable for a term of five years at an exercise price per share equal to the closing price of our Ordinary Shares on the date of the applicable annual meeting of shareholders on which such option was granted, as reported by the NASDAQ Stock Market; (c) the options vest in three equal installments on each anniversary of the Annual Grant; (d) following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for “cause" (as such term is defined in the Perion Equity Incentive Plan(as amended, the "Plan")), and not resulting from the director's resignation, the stock options granted to such director would retain their original expiration dates, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable immediately prior to the date of termination or expiration of the applicable director's service; and (e) to avoid a possible conflict of interest while discussing a "Change of Control" of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director will automatically vest and become exercisable upon such "Change of Control" event. "Change of Control" is defined for these purposes as: (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules). Any and all other terms and conditions pertaining to the grant of the options will be in accordance with, and subject to, the Plan and our standard option agreement. For more information regarding options issued under the Plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on April 16, 2015 with the SEC.Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, an increase inthe Annual Grant from an option to purchase 10,000 Ordinary Shares to an option to purchase25,000 Ordinary Shares.

Reasons for the Proposal

The Compensation Committee and Board of Directors noted in their approval that the proposed compensation is intended to compensate our non-executive directors for their services and their contributions to our development and in order to help ensure the Company’s continued ability to attract and retain directors of the highest professional level and reputation, domestically and internationally.  In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed increase in the Annual Grant is to motivate these directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our directors, especially considering the growing complexities of the Company’s business and the various markets in whichthe Company operates. Finally, the proposed compensation package for our non-executive directors is meant to provide the same compensation to all of our non-executive directors, whether or not they are external directors. In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed director compensation is in the best interests of the Company and its shareholders.

Required Approval

The compensation of directors generally requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the compensation of non-executive directors, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the compensation of non-executive directors does not exceed two percent of the outstanding voting power in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.All of our executive directors are deemed to have a "personal interest" in this matter.If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-73-398-1572 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through TASE members should indicate whether or not they have a personal interest on the form of voting card that we will file on MAGNA, the website of the ISA.

Should the requirement for an affirmative voteof a majority of the Ordinary Shares present, as described above, not be met, no change will be made to the compensation of our non-executive directors, and the terms of their compensation shall continue as they are as of the date hereof.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that effective as of the date of the Meeting, that the compensation terms of all our non-executive directors, who serve as directors of the Company from time to time, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSALTHREE

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY,
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

                   Kost Forer Gabbay&Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2014. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants.  Our Audit Committee has recommended the re-appointment of Kost Forer Gabbay&Kasierer as the Company's independent registered public accounting firm until next year's annual meeting of shareholders. Subject to the approval of this proposal, the Board of Directors will be authorized fix the compensation of Kost Forer Gabbay&Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee of the Board of Directors, as contemplated by the Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to appoint Kost Forer Gabbay&Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company until next year's annual meeting of shareholders, and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL FOUR

REVIEW THE COMPANY'S ANNUAL FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2014

                Our audited financial statements for the year ended December 31, 2014 are included in our Annual Report on Form 20-F filed with the SEC on April 16, 2015.  You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.govand at the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

Any shareholder of the Company who intends to present a proposal at the 2014 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counselat the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than November 23, 2015.

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors Date: November 16, 2015